UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 25, 2013

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       ____x_____                Form 40-F       __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes         ____________                      No          ______x______

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___

Incorporation by Reference

The exhibits attached to this Report on Form 6-K shall be incorporated by reference in Westpac Banking Corporation’s (the “Registrant”) Registration Statement on Form F-3 (File No. 333-185478).

Index to Exhibits

Exhibit
No.	Description

1.1	Underwriting Agreement, dated as of November 18, 2013 by and among the Registrant, Citigroup Global Markets Inc., J.P. Morgan Securities LLC and RBC Capital Markets, LLC.

4.1	Ninth Supplemental Indenture (including the forms of the Securities), dated as of November 25, 2013 between the Registrant and The Bank of New York Mellon, as trustee.

5.1	Opinion of Debevoise & Plimpton LLP.

5.2	Opinion of King & Wood Mallesons.

23.1	Consent of Debevoise & Plimpton LLP (contained in Exhibit 5.1).

23.2	Consent of King & Wood Mallesons (contained in Exhibit 5.2).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: November 25, 2013	By:	/s/ Sean Crellin
Sean Crellin
Director, Legal